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**SECURIT** 08029636 **SSION**

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| **8-36665** |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GH Traders, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 W. Chicago Ave., Suite 775
(No. and Street)

| Chicago | Illinois | 60610 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Goldenberg — 312-356-6100
**(Area Code - Telephone No.)**

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
**(Name – if individual, state last, first, middle name)**

| One South Wacker Drive, Suite 800 | Chicago | Illinois | 60606-3392 |
|---|---|---|---|
| **(Address)** | **(City)** | **(State)** | **(Zip Code)** |

PROCESSED
APR 16 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR 31 2008
Washington, DC
101

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

## OATH OR AFFIRMATION

I, Ralph Goldenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GH Traders, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

27th day of March 2008

Nancy J. Simenson

Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Ralph Goldenberg

Signature

Chief Executive Officer

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen

Certified Public Accountants

# GH Traders, LLC

Statement of Financial Condition

December 31, 2007

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

## Contents


**Independent Auditor's Report** 1

**Financial Statement**

Statement of Financial Condition 2

Notes to the Statement of Financial Condition 3 - 7

McGladrey & Pullen

Certified Public Accountants

**Independent Auditor's Report**

Members of
GH Traders, LLC

We have audited the accompanying statement of financial condition of GH Traders, LLC (the Company) as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GH Traders, LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
March 29, 2008

GH Traders, LLC

**Statement of Financial Condition**
**December 31, 2007**

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 395,394 |
| Receivables from | | |
| Clearing brokers | | 10,697,762 |
| Affiliates | | 808,377 |
| Securities owned | | 7,367,814 |
| Memberships and stock in exchanges, at cost (fair value $3,767,000) | | 355,163 |
| Furniture, equipment, computer software, and leasehold improvements, net | | 1,266,786 |
| Other assets | | 160,368 |
| **Total assets** | $ | 21,051,664 |

**Liabilities and Members' Equity**

| | | |
|---|---|---|
| Liabilities | | |
| Payable to clearing broker | $ | 6,971,841 |
| Accounts payable and accrued expenses | | 2,584,919 |
| Total | | 9,556,760 |
| Class B members' equity subject to mandatory redemption | | 819,711 |
| Total liabilities | | 10,376,471 |
| Class A member's equity | | 10,675,193 |
| **Total liabilities and members' equity** | $ | 21,051,664 |

See accompanying notes.

## Note 1 Nature of Operations and Significant Accounting Policies

**Nature of Operations**—GH Traders, LLC the ("Company) is a registered securities broker-dealer that engages in proprietary trading of futures, options on futures and government securities. The Company clears all exchange traded futures and options on futures activity through a futures commission merchant which had been affiliated by common ownership. The Company was formed as a Delaware limited liability company in January 2005. The operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2054.

**Use of Estimates**—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Securities and Derivative Financial Instruments**—Transactions in securities and derivative financial instruments are recorded on trade date. Securities owned and securities sold, not yet purchased, and open futures and options on futures contracts are carried at fair value based on quoted market prices. Unrealized gains and losses from proprietary transactions are reflected in revenue.

Amounts receivable and payable for securities transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition.

**Furniture, Equipment, Computer Software, and Leasehold Improvements**—The Company records furniture, equipment, software, and leasehold improvements at cost. Furniture, equipment, and software are depreciated using straight-line method over estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the improvements.

**Memberships and Stock in Exchanges**—Memberships in exchanges include both stock in exchanges and trading rights related to specific exchanges. Memberships required to be held by the Company for clearing and other privileges at certain clearing organizations and exchanges are carried at cost, or if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of impairment. Management believes no such impairment in value occurred in 2007.

Stock in exchanges not required to be held for operating purposes are carried at fair value and are included in securities owned.

**Members' Equity Subject to Mandatory Redemption**—Financial Accounting Standards Board Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both liabilities and Equity* (SFAS 150) establishes standards for how an entity classifies and measures certain financial instruments with characteristics of both liabilities and equity. Under SFAS 150, members' equity subject to mandatory redemption is required to be classified as a liability.

## Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

**Income Taxes**—No provision has been made for income taxes as the Company's income or loss is includable in the members' income tax returns.

**Recent Accounting Pronouncements**—In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. Adoption of FIN 48 is required for the Company in the annual reporting for the year ending December 31, 2008. Management is currently assessing the impact, if any, of FIN 48 on its financial position and results of operations.

In September 2006, the FASB released Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. At this time, management is evaluating the implications of SFAS 157 and its impact on financial statements issued in subsequent periods.

## Note 2 Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities other than furniture, equipment, computer software, and leasehold improvements are considered financial instruments. Except for exchange memberships and stock exchanges held for operating purposes, these assets and liabilities are either reflected at fair value or at carrying amounts that approximate fair value because of the short maturity of the instruments.

## Note 3 Receivable from and Payable to Clearing Brokers

At December 31, 2007, receivable from and payable to clearing brokers consist of:

| | Receivables | Payables |
|---|---|---|
| Securities failed-to-deliver/receive | $ 6,988,138 | $ 6,971,841 |
| Correspondent accounts | 3,709,624 | |
| Total | $ 10,697,762 | $ 6,971,841 |

## Note 4 Securities Owned

At December 31, 2007, securities owned consist of:

| | |
|---|---|
| U.S. Government securities | $ 1,481,470 |
| Stock in exchanges | 5,639,790 |
| Miscellaneous | 246,554 |
| Total | $ 7,367,814 |

## Note 5 Furniture, Equipment, Computer Software and Leasehold Improvements

At December 31, 2007, furniture, equipment, computer software and leasehold improvements consist of:

| | | |
|---|---|---|
| Office furniture and fixtures | $ | 478,917 |
| Office equipment | | 103,962 |
| Computer equipment | | 2,095,222 |
| Computer software | | 206,461 |
| Leasehold improvements | | 1,037,878 |
| | | 3,922,440 |
| Accumulated depreciation and amortization | | (2,655,654) |
| | $ | 1,266,786 |

## Note 6 Related-Party Transactions

The Company clears its commodities transactions through a former affiliate. At December 31, 2007, receivable from clearing brokers includes $3,709,967 due from this former affiliate.

The former affiliate provides various services, administrative support, and office space to the Company.

At December 31, 2007, the Company has a receivable of $808,377 for reimbursement of services paid by the Company on behalf of companies affiliated by common ownership.

## Note 7 Members' Equity Subject to Mandatory Redemption and Members' Equity

The Company's operating agreement provides for A and B Classes of members' equity having varying rights, preferences and obligations. The Managers, as defined in the operating agreement, have the sole power and authority to carry out management responsibilities and control the day-to-day management of the Company's operations, including distributions and admittance of new members. The Company, under certain circumstances, has the obligation to repurchase all or a portion of a Class B member's interest.

## Note 8 Commitments and Contingencies

The Company leases office space under noncancelable operating lease agreements that expire at various dates through February 2019. At December 31, 2007, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

| | | |
|---|---|---|
| 2008 | $ | 1,372,647 |
| 2009 | | 1,372,647 |
| 2010 | | 1,372,647 |
| 2011 | | 1,372,647 |
| 2012 | | 1,161,440 |
| Thereafter | | 3,254,890 |
| | $ | 9,906,918 |

In the ordinary course of business, the Company is subject to various litigation, regulatory, and arbitration matters. Although the effects of these matters cannot be determined, management of the Company believes that their ultimate outcome will not have a material effect on the financial position of the Company.

**Note 9 Indemnification**

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

**Note 10 Employee Benefit Plan**

The Company maintains a salary reduction 401(k) plan for qualified U.S. resident employees. The Company may elect to match employees' contributions to these plans, subject to certain limitations, as set forth in the plan agreements. The Company's contributions and related administrative expenses for the year ended December 31, 2007 were approximately $90,000.

**Note 11 Financial Instruments**

**Proprietary Trading Activities**—In connection with its proprietary trading activities, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures and options on futures. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. An option contract conveys to the purchaser the right, but not the obligation, to buy or sell a financial instrument or commodity at a predetermined rate or price at a time in the future. These financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of financial condition.

**Market Risk**—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the financial instruments and the Company's other proprietary positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

**Credit Risk**—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments, such as futures and options on futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges. Also, the Company has entered into certain master netting agreements that provide for net settlement of certain transactions.

**Concentration of Credit Risk**—The Company enters into various transactions with broker-dealers and other financial institutions. Cash and derivative financial instruments on deposit with counterparties may serve to collateralize amounts due and may serve to satisfy margin requirements. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each counterparty with which it conducts business.

The Company, from time to time, has cash deposits in excess of federally insured limits. Management believes that the Company is not exposed to any significant credit risk on cash.

**Note 12 Net Capital Requirements**

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). Under this rule, the Company has elected the alternative standard, and is required to maintain "net capital" equal to $100,000 or 2 percent of "aggregate debits," whichever is greater, as these terms are defined. Net capital changes from day to day, but at December 31, 2007, the Company had net capital and net capital requirements of approximately $6,066,000 and $100,000, respectively. The net capital rule may effectively restrict the withdrawal of equity.

END END